Velti plc
Interim Report

As of September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011

Velti plc
Interim Report

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	September 30,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	$29,497	$75,765
Trade receivables (including related party receivables of $0.3 million and $0.5 million as of September 30, 2012 and December 31, 2011, respectively), net of allowance for doubtful accounts	109,520	70,968
Accrued contract receivables (including related party receivables of $1.8 million and $3.3 million as of September 30, 2012 and December 31, 2011)	71,991	98,203
Prepayments	19,271	22,664
Assets held-for-sale (including related party receivables of $2.7 million)	17,340	—
Other receivables and current assets (including related party receivables of $4.0 million and $5.5 million as of September 30, 2012 and December 31, 2011, respectively)	40,288	49,726
Total current assets	287,907	317,326
Non-current assets:
Property and equipment, net	12,829	5,922
Intangible assets, net	106,896	91,192
Equity method investments	—	2,270
Goodwill	70,450	52,956
Other assets	12,174	11,865
Total non-current assets	202,349	164,205
Total assets	$490,256	$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$38,853	$41,565
Accrued liabilities	70,941	49,621
Deferred revenue and current portion of deferred government grants	11,043	6,217
Current portion of acquisition related liabilities	35,850	26,900
Current portion of long-term debt and short-term financings	233	2,881
Income tax liabilities	7,912	9,883
Total current liabilities	164,832	137,067
Non-current liabilities:
Long-term debt	15,297	6,859
Deferred government grant - non-current	1,845	3,162
Acquisition related liabilities - non-current	2,215	18,772
Other non-current liabilities	18,265	18,180
Total liabilities	202,454	184,040
Commitments and contingencies (See Note 13)
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 64,997,427 and 61,790,985 shares issued and outstanding as of September 30, 2012 and December 31, 2011, respectively	5,404	5,148
Additional paid-in capital	390,877	346,031
Accumulated deficit	(85,960)	(34,726)
Accumulated other comprehensive loss	(22,519)	(19,046)
Total Velti shareholders' equity	287,802	297,407
Non-controlling interests	—	84
Total equity	287,802	297,491
Total liabilities and shareholders' equity	$490,256	$481,531

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share amounts)
(unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Revenue:
Software as a service (SaaS) revenue	$48,540	$25,545	$144,254	$76,374
License and software revenue	5,229	10,091	9,632	16,959
Managed services revenue	8,624	2,552	18,991	8,763
Total revenue	62,393	38,188	172,877	102,096
Cost and expenses:
Third-party costs	22,701	13,746	60,542	35,096
Datacenter and direct project costs	6,894	4,127	22,371	12,218
General and administrative expenses	15,516	10,260	46,788	34,137
Sales and marketing expenses	13,193	7,785	38,466	27,364
Research and development expenses	5,724	2,814	14,744	9,207
Acquisition related charges	5,622	—	9,950	7,603
Loss on assets held for sale	9,626	—	9,626	—
Depreciation and amortization	8,707	5,788	23,998	13,650
Total cost and expenses	87,983	44,520	226,485	139,275
Loss from operations	(25,590)	(6,332)	(53,608)	(37,179)
Interest expense, net	(257)	(1,482)	(1,416)	(6,363)
Gain from foreign currency transactions	3,210	8,777	2,136	6,974
Other income (expense)	(34)	(120)	5,953	(34)
Gain (loss) before income taxes, equity method investments and non-controlling interest	(22,671)	843	(46,935)	(36,602)
Income tax expense	(46)	(482)	(1,186)	(3,440)
Net gain (loss) from equity method investments	(2,023)	262	(3,179)	(383)
Net income (loss)	(24,740)	623	(51,300)	(40,425)
Net income (loss) attributable to non-controlling interest	(23)	25	(66)	(75)
Net income (loss) attributable to Velti	$(24,717)	$598	$(51,234)	$(40,350)
Comprehensive loss:
Net loss	(24,740)	623	(51,300)	(40,425)
Foreign currency translation adjustments	4,611	(20,719)	(3,463)	(9,505)
Comprehensive loss	(20,129)	(20,096)	(54,763)	(49,930)
Comprehensive loss attributable to non-controlling interests	24	18	56	60
Comprehensive loss attributable to Velti	(20,105)	(20,078)	(54,707)	(49,870)
Net loss attributable to Velti per share:
Basic	$(0.38)	$0.01	$(0.81)	$(0.75)
Diluted	$(0.38)	$0.01	$(0.81)	$(0.75)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	64,684	61,595	63,472	53,914
Diluted	64,684	63,926	63,472	53,914

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Nine Months Ended September 30,
	2012	2011

Cash flows from operating activities:
Net loss	$(51,300)	$(40,425)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	23,998	13,650
Loss on assets held for sale	9,626	—
Change in fair value of contingent consideration	9,179	1,174
Non-cash interest expense	776	2,185
Share-based compensation	21,708	23,626
Deferred income taxes and other tax liabilities	(977)	1,115
Undistributed loss of equity method investments	3,179	383
Foreign currency transactions gain	(2,136)	(6,974)
Provision for doubtful accounts	1,043	422
Gain on previously held shares in CASEE	(6,028)	—
Change in operating assets and liabilities:
Trade receivables and accrued contract receivables	(33,263)	(6,000)
Prepayments and other current assets	5,485	(33,362)
Other assets	(5)	(207)
Accounts payable and other accrued liabilities	16,685	(15,143)
Deferred revenue and government grant income	6,226	3,869
Net cash generated by (used in) operating activities	4,196	(55,687)
Cash flow from investing activities:
Purchase of property and equipment	(9,414)	(1,385)
Investments in software development and purchased software	(38,727)	(21,729)
Investment in subsidiaries and equity method investments, net of cash acquired	(9,507)	(9,268)
Net cash used in investing activities	(57,648)	(32,382)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	1,333	273,780
Proceeds from borrowings and debt financing	13,282	917
Repayment of borrowings	(9,514)	(63,720)
Net cash generated from financing activities	5,101	210,977
Effect of changes in foreign exchange rates	2,083	127
Net increase (decrease) in cash and cash equivalents	(46,268)	123,035
Cash and cash equivalents at beginning of period	75,765	17,354
Cash and cash equivalents at end of period	$29,497	$140,389
Supplemental cash flow information:
Interest paid	$805	$6,544
Income taxes paid	$1,700	$432
Non-cash investing and financing activities:
Issuance of shares in connection with business combination	$21,918	$—
The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Notes to Condensed Consolidated Financial Statements (unaudited)

1. Description of Business and Basis of Presentation
Velti plc, (Velti or Company), is a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile and traditional media to target, reach and engage consumers, through mobile web and mobile applications; convert consumers into their customers; and to continue to actively manage the relationship through the mobile channel.
Basis of Presentation
The Condensed Consolidated Balance Sheet as of December 31, 2011, which has been derived from audited financial statements, and the unaudited interim Condensed Consolidated financial statements as of September 30, 2012, and for the three and nine months ended September 30, 2012 and 2011 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information along with Article 10 of Securities and Exchange Commission (SEC) Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles (GAAP) for complete financial statements. In management’s opinion, the financial statements include all adjustments (consisting of normal, recurring and non-recurring adjustments) necessary for the fair presentation of the financial position and operating results of the Company. The results of operations for the three and nine months ended September 30, 2012 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2012 or for any other period. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with Velti's Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 26, 2012 with the SEC.
Group Structure
Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange (AIM). On January 28, 2011, our ordinary shares commenced trading on the NASDAQ Global Select Market, under the symbol "VELT". We de-listed and canceled our shares for trading on AIM on May 3, 2011.
2. Summary of Significant Accounting Policies
Revenue Recognition
We derive our revenue from three sources:

▪
Software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
License and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
Managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectability of the fee is reasonably assured.
SaaS revenue generated from our usage-based services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our performance-based services is generally based on specified metrics, typically relating to the

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance-based fees to be contingent fees. We recognize this revenue based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Depending on the particulars of an arrangement, including the term of the agreement, our performance-based fees are typically invoiced either monthly or upon campaign completion, which may result in invoicing in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual or term-based license. These types of arrangements do not typically include any ongoing support or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term-based licenses is recognized over the related term. Fees charged to customize our software are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.
Certain arrangements entered into by us are revenue sharing arrangements. As a result, we complete an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
We present revenue net of tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable. Our concentration of credit risk with respect to accounts receivable is limited as we have credit limits in place and continuously monitor the credit worthiness of our customers. We have also, from time to time, entered into factoring arrangements with local banks for a portion of our accounts receivable.
There were no customers that accounted for 10% or more of our revenues for the three and nine months ended September 30, 2012 and 2011.
Use of Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Reclassifications
Certain prior-period amounts have been reclassified to conform to current period presentation.
Recent Accounting Pronouncements
In July 2012, the FASB issued ASU No. 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (Topic 350), Intangibles—Goodwill and Other. The amendments in this update allow an entity to first assess qualitatively whether it is more likely than not that an indefinite-lived intangible asset is impaired, thus necessitating that it perform the quantitative impairment test. An entity is required to calculate the fair value of an indefinite-lived intangible asset and perform the quantitative impairment test if the entity determines that it is more likely than not that the asset is impaired. ASU 2012-02 is effective for fiscal years beginning after September 15, 2012, early adoption permitted. We will perform our annual impairment assessment in the fourth quarter of 2012 and expect to adopt this statement at that time. We do not expect it to have a material impact on our consolidated financial statements.

3. Segment and Geographic Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. Our business is conducted in a single operating segment. Our CODM reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy.
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is reported in the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is reported in the location of the respective customer's place of operations.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
Revenue:	2012		2011		2012		2011
	(in thousands, except percentages)
Europe:
United Kingdom	$17,144	27%	$5,288	14%	$46,770	27%	$16,969	17%
All other European countries	22,800	37%	18,733	49%	56,856	33%	46,098	45%
Total Europe	39,944	64%	24,021	63%	103,626	60%	63,067	62%
Americas	16,236	26%	8,986	23%	46,295	27%	24,499	24%
Asia/Africa	6,213	10%	5,181	14%	22,956	13%	14,530	14%
Total revenue	$62,393	100%	$38,188	100%	$172,877	100%	$102,096	100%

4. Contract Revenue and Grant Income
A significant portion of our revenue is recognized but not billed as of each reporting date. As of September 30, 2012 and December 31, 2011, we had earned but un-invoiced revenue of $72.0 million and $98.2 million, respectively, from rendering services relating to projects that are completed or delivered but for which we had not yet invoiced the customer. We recognize un-invoiced revenue when all revenue recognition criteria are met. However, accrued contract receivables are not included in trade receivables until the customer is invoiced.
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband value-added services and various e-commerce related services. We recognize income under these grants as it is earned as an offset to the costs and expenses reimbursed by the grants. The earned amounts, offset against depreciation and amortization costs, were $914,000 and $395,000 for the three months ended September 30, 2012 and 2011 and $2,726,000 and $2,561,000 for the nine months ended September 30, 2012 and 2011, respectively.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

5. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Other Receivables and Current Assets

	September 30,	December 31,
	2012	2011
	(in thousands)
Notes receivable (1)	$21,719	$29,488
Factoring receivables	—	9,200
Government grant receivables	6,179	5,258
Other receivables and current assets	12,390	5,780
Total other receivables and current assets	$40,288	$49,726

(1) Notes receivable consists of post-dated checks that are deemed to be legally enforceable short-term promissory notes under applicable law and have therefore been reclassified from trade receivables.
Assets Held for Sale
On November 14, 2012, we entered into an agreement to divest certain assets, focused on geographies and certain customers in Southeast and Eastern Europe, to a group led by local, non-executive management of the Company and comprising approximately 75 employees in total. These assets are characterized by long revenue collection cycles, are located in troubled economies, and have heavy capital expenditure requirements. The divestiture met the criteria for held-for-sale accounting and the net assets were included as a single line item in the current asset section of the condensed consolidated financial statements as of September 30, 2012. The net assets being divested did not represent a component of our operations that would require presentation as a discontinued operation. This decision was based on the fact that the assets being sold do not have operations or cash flows that are clearly distinguishable and largely independent from the rest of the single reporting unit.

The consideration for the sale of assets is approximately $23.5 million payable in cash in three annual installments, with potential upside in the event that the divested operations exceed 2014 expectations. We arrived at the fair value of the cash consideration by discounting the payments by 18% and have assigned no value to the upside opportunity as we believe it is more likely than not that the acquiring group will not exceed 2014 expectations. We believe that the rate is reflective of the cost of capital for similar companies in that region.

As of September 30, 2012, we measured the assets held-for-sale at fair value less expected costs to sell. Accordingly, during the quarter ended September 30, 2012, we recorded total estimated write-downs and costs to sell on the assets held-for-sale of approximately $9.6 million, within operating expenses, representing the excess of the aggregate carrying amount of such assets over the aggregate of their fair value plus estimated costs to sell. The write down relates primarily to goodwill, intangibles and other assets. As of September 30, 2012, the total net assets that were classified as held-for-sale in connection with the divestitures were approximately $17.3 million. The assets held-for-sale as of September 30, 2012 and the related write-downs are as follows:

September 30,
2012
(in thousands)
Trade and accrued receivables	$18,484
Other current and non-current assets	6,258
Goodwill and intangible assets	8,001
Total cost	32,743
Less: Total liabilities	(5,777)
Net assets available for sale	$26,966
Less: Loss on assets held-for-sale	(9,626)
Assets held-for-sale	$17,340

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Property and Equipment

	September 30,	December 31,
	2012	2011
	(in thousands)
Buildings and fixtures	$8,550	$1,903
Computer and telecommunication hardware	8,209	6,853
Office equipment	2,911	2,544
Total cost	19,670	11,300
Less: accumulated depreciation	(6,841)	(5,378)
Property and equipment, net	$12,829	$5,922

Depreciation expense was $925,000 and $298,000 during the three months ended September 30, 2012 and 2011, respectively and $2,341,000 and $849,000 during the nine months ended September 30, 2012 and 2011, respectively.
Accrued Liabilities

	September 30,	December 31,
	2012	2011
	(in thousands)
Professional fees	$4,266	$703
Employee related accruals	15,779	5,232
Accrued third-party costs	42,940	35,135
Other	7,956	8,551
Total accrued liabilities	$70,941	$49,621

6. Business Combinations
CASEE Acquisition
On January 16, 2012, we completed the acquisition of the remaining equity interests in Ydon Holdings, Ltd. (CASEE), a mobile marketing and advertising exchange with operations based in Beijing, by acquiring all of the outstanding shares of CASEE which we did not previously own.  We acquired this interest for an initial cash payment of $8.4 million and up to $20.3 million in contingent consideration.  The transaction was accounted for using the purchase method of accounting.  Transaction costs amounted to $0.9 million and were expensed as incurred.

Prior to the completion of the acquisition, we owned 33% of the outstanding shares and accounted for our investment in CASEE using the equity method.  Upon completion of the acquisition, CASEE became a wholly-owned subsidiary of Velti. Immediately prior to the acquisition, we re-measured our interest in CASEE and recorded a gain of $6.0 million, which is included in other income (expense) in the condensed consolidated statement of operations and comprehensive loss. This fair value measurement was based on the per share consideration paid in the transaction, including the fair value of the contingent consideration, applied to the number of shares held by us immediately prior to closing. Since the acquisition date through September 30, 2012, CASEE has generated revenue of $3.3 million and a net loss of $1.9 million, including acquisition related charges.
We acquired CASEE to support the expansion of our business in China. The revised preliminary allocation of the total consideration of $22.8 million was as follows:

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$1,456
Accounts receivable and other current assets	1,213
Property and equipment	97
Trade and other liabilities	(2,170)
Net assets acquired	596
Intangible assets acquired - customer relationships	390
Intangible assets acquired - trademark & trade name	2,490
Intangible assets acquired - developed technology	3,020
Goodwill	17,741
Deferred tax liability	(1,468)
Value of assets, net of deferred tax liabilities	$22,769
Purchase price:
Cash	$8,400
Contingent consideration (fair value)	6,360
Fair value of previously held interest	8,009
Total consideration	$22,769

Acquired Intangible Assets
Customer relationships relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 8.0 years.
Trademark and trade name represent the CASEE brand and related Internet domain. We valued the trademark and trade name using the relief from royalty method. Trademark and trade name have an estimated indefinite life and as such these assets will not be amortized as charges to earnings. Instead, this asset will be subject to periodic impairment testing.
Developed technology represents CASEE's platform and other developed technology. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated useful life of 5.0 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of CASEE, including customer relationships and developed technology, is 5.3 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in China and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Contingent Consideration
The actual amount of contingent consideration to be paid is based on CASEE's achievement of revenue and gross profit performance during the twelve months ended March 31, 2012 and 2013, with a maximum of $20.3 million. It is payable in two tranches, as soon as reasonably practical after the closing of the financial books for those periods, and may be paid in cash or up to 50% stock, at our discretion. We recorded the acquisition-date estimated fair value of the contingent payment of $6.4 million as a component of the consideration paid in exchange for the equity interests of CASEE. The acquisition-date fair value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be transferred. As of September 30, 2012 we have not paid any amount for contingent consideration as we are continuing to review whether all criteria required by the purchase agreement have been met. See disclosure of Level 3 fair value measurements in Note 7 for changes during the period.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Mobile Interactive Group, Ltd. Acquisition
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited (MIG), the UK's largest mobile marketing company, by acquiring all of the outstanding shares of MIG such that MIG became a wholly-owned subsidiary of Velti following the acquisition. In connection with the acquisition, we will pay minimum consideration of $35.2 million, including $25.2 million of cash paid at closing. We will pay $5.0 million in deferred consideration between October 2012 and April 2013. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.9 million and were expensed as incurred.
We acquired MIG to, among other things, expand our business in the U.K., expand our product offering to include mobile commerce and mobile billing services in the 44 countries MIG services, and gain access to the more than 300 enterprise customers that use MIG's technology platform.
The revised preliminary allocation of the total consideration of $51.2 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$9,307
Accounts receivable and other current assets	40,076
Property and equipment	859
Trade and other liabilities	(48,389)
Net assets acquired	1,853
Intangible assets acquired - customer relationships	17,110
Intangible assets acquired - trademark & trade name	580
Intangible assets acquired - non-compete agreement	3,131
Intangible assets acquired - developed technology	11,140
Goodwill	25,727
Deferred tax liability	(8,310)
Value of assets, net of deferred tax liabilities	$51,231
Purchase price:
Cash	$25,170
Deferred consideration	10,000
Contingent consideration	16,061
Total consideration	$51,231

Acquired Intangible Assets
Customer relationships relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing these intangible assets on a straight line basis over its estimated useful life of 6.5 years.
Trademark and trade name represent the MIG brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 1.5 years.
Non-compete agreement represents the agreement with a certain member of MIG management that they will not compete directly or indirectly with Velti during the term of the agreement. We are amortizing the non-compete agreements on a straight line basis over their contractual term of 3 years.
Developed technology represents MIG's platform and other developed technology. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over their estimated useful lives of 4.4 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

MIG, including customer relationships, trademark and trade names, non-complete agreements and developed technology, is 4.9 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the U.K. and Western Europe and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Deferred Consideration
Deferred consideration represents the fair value on the acquisition date of the known amounts to be paid to former Mobile Interactive Group stockholders in cash or ordinary shares. The fair value of deferred consideration has been estimated using a present value factor based on the cost of capital and the timing of the payments as noted above.
Contingent Consideration
The contingent consideration is based upon MIG achieving certain EBITDA targets during the period, with a maximum of $27.0 million. It is payable on March 31, 2013 in cash or shares, at our discretion. We recorded the acquisition-date estimated fair value of the contingent consideration of $15.3 million as a component of the consideration paid in exchange for the equity interests of MIG. During the second quarter, we recorded $0.8 million in additional contingent consideration related to a working capital adjustment. The acquisition-date fair value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be transferred. In August 2012, we reached agreement with MIG to set the amount of the contingent payment at $26 million, payable at the same time as originally agreed in March 2013.  The amount payable was determined based upon MIG's expected achievement of the contingent payment.  Setting the amount now allows us to facilitate our integration efforts early. As a result the contingent consideration was fixed at $26.0 million payable by March 2013. Accordingly we recorded a charge of $5.3 million during the third quarter of 2012. See disclosure of Level 3 fair value measurements in Note 7 for changes during the period.
Air2Web, Inc. Acquisition
On October 4, 2011, we completed the acquisition of Air2Web, Inc. (Air2Web), a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands. In connection with the acquisition, we paid $18.9 million in cash for all the outstanding common stock of Air2Web. As part of closing, Air2Web paid off its outstanding long term debt, totaling approximately $1.2 million, with cash provided by Velti.
We acquired Air2Web to, among other things, expand our business in the U.S. and India and provide improved access to carriers and verticals such as the financial services industry. Transaction costs amounted to $1.1 million and were expensed as incurred.
The preliminary allocation of the total consideration of $18.9 million was as follows:

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$600
Accounts receivable and other current assets	5,947
Property and equipment	1,221
Trade and other liabilities	(5,273)
Net assets acquired	2,495
Intangible assets acquired - customer relationships	1,920
Intangible assets acquired - trademark & trade name	110
Intangible assets acquired - developed technology	4,180
Goodwill	10,193
Value of assets, net of deferred tax liabilities	$18,898
Purchase price:
Cash	$18,898

Acquired Intangible Assets
Customer relationships represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 6 years.
Trademark and trade name represents the Air2Web brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We amortized the trademark and trade name on a straight line basis over its estimated useful life of 9 months as we transition to Velti branding.
Developed technology represents Air2Web's platform and other developed technology. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over their estimated life of 5 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Air2Web, including customer relationships, trademark and trade names, and developed technology, is estimated to be 5.1 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the U.S. and India and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

7. Fair Value Measurements
We consider fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
We use observable inputs whenever possible and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs that are supported by little or no market activity such as certain pricing and discounted cash flow models.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of September 30, 2012 and December 31, 2011, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of September 30, 2012 and December 31, 2011 approximates its fair value. As of September 30, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The contingent payments that may be due in connection with our acquisitions of CASEE are our only Level 3 fair value measurements as of September 30, 2012. We agreed to fix the contingent consideration for MIG at $26.0 million, as such we determined that it no longer requires unobservable inputs. As a result of this change, we have adjusted the impact of the MIG contingent consideration out of the Level 3 table below.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2011	$16,271
Change in fair value of contingent consideration liability related to MIG	9,603
Additions to contingent consideration liability related to CASEE	6,360
Foreign Exchange Differences	112
MIG deferred consideration no longer measured at fair value	$(26,000)
Balance as of September 30, 2012	$6,346

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

8. Intangible Assets
Information regarding our definite-lived intangible assets is as follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
September 30, 2012
Internal software development costs	3.0	$30,635	$17,713	$12,922
Computer software	5.0	55,844	16,375	39,469
Licenses and intellectual property	5.0	32,655	20,477	12,178
Trademark and trade name	1.6	6,954	2,066	4,888
Customer relationships	6.3	24,803	4,999	19,804
Developed technology	4.6	25,523	7,888	17,635
Intangible assets	4.6	$176,414	$69,518	$106,896
December 31, 2011
Internal software development costs	3.0	$26,445	$16,884	$9,561
Computer software	5.0	38,715	12,961	25,754
Licenses and intellectual property	5.0	29,092	16,806	12,286
Trademark and trade name	1.6	4,334	924	3,410
Customer relationships	4.0	24,295	2,517	21,778
Developed technology	3.5	22,088	3,685	18,403
Intangible assets	4.0	$144,969	$53,777	$91,192

Gross amortization expense was $8.7 million and $5.9 million during the three months ended September 30, 2012 and 2011, respectively. Gross amortization expense was $24.4 million and $15.3 million during the nine months ended September 30, 2012 and 2011, respectively.
9. Goodwill
The following table provides a summary of additions to goodwill for the nine months ended September 30, 2012.

Carrying Value
(In thousands)
Balance as of December 31, 2011	$52,956
Acquisition of CASEE January 2012	17,741
Adjustment to Mobile Interactive Group, Ltd. purchase consideration	771
Adjustment to Assets held-for-sale(1)	(2,011)
Foreign exchange differences	993
Balance as of September 30, 2012	$70,450

(1) Represents Goodwill reclassified to Assets held-for-sale as of September 30, 2012, see Note 5.
10. Equity Method Investments
The following table provides a summary of changes in our equity method investments:

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Carrying Value
(in thousands)
Balance as of December 31, 2011	$2,270
Remeasurement of Velti Ltd investment to fair value	(317)
Share of income from equity method investments	129
Adjustments related to acquisition of CASEE	(1,982)
Adjustments related to divestiture(1)	(153)
Foreign exchange differences	53
Balance as of September 30, 2012	$—

(1)Represents equity method investments reclassified to Assets held-for-sale as of September 30, 2012, see Note 5.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

11. Short-term financings and long-term debt
Our short-term financings and long-term debt outstanding as of September 30, 2012 and December 31, 2011 are listed below.

	September 30,	December 31,
	2012	2011
	(in thousands)
Long-term debt, net of current portion	$15,297	$7,009
Current portion of long-term debt	46	2,753
Short-term financings	187	182
Short-term debt	233	2,935
Total debt	15,530	9,944
Less: Carrying value of debt placement fee(1)	—	(204)
Total debt, net of debt placement fee	$15,530	$9,740

(1)	Represents fees incurred in connection with our term loan with Black Sea Trade and Development Bank; the debt was repaid during the third quarter of 2012.
Details of our long-term debt by facility as of September 30, 2012 are as follows:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
ICICI Bank	Working Capital	$173	$173	ICICI I-Base +5.5%	Secured by assets of Air2Web India Pvt Ltd
HSBC	Revolving credit	$50,000	$15,297	LIBOR + 2.25% to 2.75% or an adjusted base rate + 1.25% to 1.75%	Substantially all assets of the Company
Other		$60	$60
Total debt:		$50,233	$15,530

Future principal repayments under all debt arrangements as of September 30, 2012 are as follows:

Amount
(in thousands)
2012	$233
2013	3,200
2014	12,097
Total	$15,530

Secured Borrowings and Collateralized Receivables
As of September 30, 2012 our accounts receivable were pledged as security against borrowings from HSBC, and none were pledged against borrowing as of December 31, 2011.
The average effective interest rates to finance our borrowing facilities as of September 30, 2012 ranged from 2.7% to 15.25%. The average effective interest rates to finance our borrowing facilities as of December 31, 2011 ranged from 4.0% to 15.5%.
Interest expense related to servicing our borrowing facilities is summarized below:

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Interest expense:
Long-term loans	$41	$324	$320	$1,580
Short-term loans	81	88	84	534
Finance costs on factoring of receivables	—	403	378	1,224
Other interest costs	43	274	68	956
Accretion of debt discount and deferred purchase consideration	167	418	776	2,157
Total interest expense	332	1,507	1,626	6,451
Less: Interest income	(75)	(25)	(210)	(88)
Net interest expense	$257	$1,482	$1,416	$6,363

Revolving Credit Facility
In August 2012, we entered into a $50 million multi-currency senior revolving credit facility (“the Facility”), which expires on August 10, 2015. The face amount may be increased by an additional $50 million upon obtaining additional commitments from the existing or new lenders. Borrowings under the Facility will bear interest at the LIBOR rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. We are required to pay 0.75% interest on any un-used portion of the Facility.
The Facility contains a number of customary negative and affirmative covenants, including covenants that limit our ability to place liens on our assets, incur additional debt, make investments, enter into acquisitions, merge or consolidate, dispose of assets, pay dividends or make other restricted payments, all subject to certain exceptions. There are also several financial covenants that we are required to maintain, which includes a minimum fixed charge coverage ratio of 1.50 to 1.00, a maximum total leverage ratio of 2.50 to 1.00, a minimum liquidity ratio of 1.25 to 1.00, a minimum asset coverage ratio of 1.50 to 1.00, and a performance to plan test with respect to Consolidated Revenue and Consolidated Adjusted EBITDA. Our ability to use the Facility may be suspended and repayment of any outstanding balances may be required if we are unable to comply with these requirement in the future, or otherwise unable to obtain waivers or amendments.
The Bank approved the amendment of the Facility allowing us to complete the divestment of assets, as well as to allow us to increase the permitted software capital expenditures during 2012. In addition, the Bank approved a waiver of our performance to plan test with respect to Consolidated Adjusted EBITDA as of September 30, 2012, and accepted a revised plan for the 4th quarter that included the effect of the divested assets on our Consolidated Adjusted EBITDA.
In connection with the execution of the Facility, we repaid the entire outstanding loan of €5.9 million (approximately $7.2 million) to Black Sea Trade and Development Bank during the third quarter of 2012. The total payment of $7.3 million consisted of the outstanding principal balance, accrued interest and fees. We borrowed $7.3 million from the Facility to repay this loan, plus an additional $8.0 million during the third quarter to support our working capital needs including the $5.1 million repurchase of trade receivables from our factoring program. Total borrowings under the Facility as of September 30, 2012 were $15.3 million.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

12. Income Taxes
For the three months ended September 30, 2012 and 2011, we recorded an income tax provision of approximately $46,000 and $482,000, for effective tax rates of (0.2)% and 43.6%, respectively. In addition, during the nine months ended September 30, 2012 and 2011, we recorded an income tax provision of approximately $1.2 million and a provision of approximately $3.4 million, for effective tax rates of (2.4)% and (9.4)%, respectively.
The tax provision and the effective tax rate decreased in the three months ended September 30, 2012 compared to the same period last year, primarily due to the difference in geographical mix of income and loss before taxes and tax benefits recorded in the third quarter of 2012 resulting from a decrease of deferred tax liabilities related to acquired intangible assets.
As of September 30, 2012, the total unrecognized tax benefits of $18.4 million included approximately $13.6 million of unrecognized tax benefits that have been netted against the related deferred tax assets and $4.8 million of unrecognized tax benefits which are reflected in other long term liabilities.
Our continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax expense. We have approximately $1.2 million of accrued interest and penalties as of September 30, 2012 and approximately $1.0 million of accrued interest and penalties as of September 30, 2011.
We file income tax returns in various tax jurisdictions around the world. We are not currently under audit in major taxing jurisdictions in which we are subject to tax, the tax years 2004 to 2012 remain open to examination. However, we do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
13. Commitments and Contingencies
Operating Lease Commitments
The future aggregate minimum lease payments under non-cancelable operating leases as of September 30, 2012 are as follows:

September 30, 2012
(in thousands)
2012	$1,181
2013	4,999
2014	4,435
2015	3,681
2016	3,535
Thereafter	8,063

Rent expense was $1.5 million and $1.3 million during the three months ended September 30, 2012 and 2011, respectively. Rent expense was $4.5 million and $2.8 million during the nine months ended September 30, 2012 and 2011, respectively.
Guarantees and Indemnifications
ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or in favor of a vendor covering costs of a campaign, or in connection with leases of our offices. As of September 30, 2012 and December 31, 2011, the aggregate amount of our outstanding commitments under such letters of guarantee was $4.4 million and $2.7 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of September 30, 2012 and December 31, 2011.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age. The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,000) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2011. As of September 30, 2012 and December 31, 2011, we have included $480,000 and $551,000, respectively in other non-current liabilities for this obligation. As of September 30, 2012, our retirement benefits obligations were unfunded.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.  In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims
We have periodically received letters on behalf of customers notifying us that such customers had received letters from a third party alleging that certain of our customer's applications using our technology infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them against any damages incurred relating to these matters as the claims allegedly relate to products or services that we provide to the customers. We are currently investigating the related issues.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix, and the result of a Multi-District Litigation consolidation of numerous class actions filed in state and federal courts throughout the United States. The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.
The defendants responded to the complaint via a successful pleading challenge. See In re iPhone Application Litig., 2011 WL 4403963 (N.D. Cal. Sept. 30, 2011) (Order Granting Defendants' Motions to Dismiss for Lack of Article III Standing Without Prejudice).  In their amended complaint, the plaintiffs dropped several of the entities named as defendants in the initial consolidated complaint, including Mobclix, ostensibly to better their chances of surviving a second pleading challenge.   The remaining defendants responded via a successful pleading challenge, resulting in an order dismissing the remaining non-Apple defendants with prejudice and dismissing all but two claims against Apple with prejudice. See In re iPhone Application Litig., --- F.Supp.2d ----, 2012 WL 2126351 (N.D. Cal. June 12, 2012) (Order Granting in Part and Denying in Part Defendants' Motions to Dismiss).
Defendant TrafficMarketplace.com demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action. TrafficMarketplace.com and Mobclix have agreed to dismiss this demand in return for a reduction in the amount that TrafficMarketplace will pay to Velti on outstanding invoices for services provided by Velti.
Mobclix was named as a defendant in a similar litigation regarding Google devices, but within several months was dismissed from that action without prejudice.
Damasco v. Velti
On May 15, 2012, an individual named Jerome Damasco named Velti USA, Inc. and Velti North America, Inc. as defendants in a nationwide class action in the United States District Court for the Northern District of California (case no. 3:11-cv-05353-RS) alleging that the defendants distributed unauthorized SMS messages in violation of the federal Telephone Consumer Protection Act, 47 U.S.C. section 227. The action is brought on behalf of “all persons in the United States and its Territories who received one or more unauthorized text message advertisements by or on behalf of any Defendants,” and seeks actual and statutory damages, an injunction requiring the defendants to “cease all wireless spam activities,” and attorneys' fees and costs. On June 6,

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

2012, Velti USA, Inc. and Velti North America, Inc. filed a motion to dismiss the action. Several days before the motion was scheduled to be heard, August 9, 2012, the court issued an order stating that it would rule on the parties' papers without oral argument. On August 20, 2012, plaintiffs filed a voluntary dismissal without prejudice, dismissing the case in its entirety without prejudice.
Patent Litigation
On March 9, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme.  On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint.  On May 18, 2012, in response to the motion, Augme filed an opposition and also filed a First Amended Complaint.  The Company responded to the First Amended Complaint (and asserted counterclaims of noninfringement and invalidity) on June 4, 2012.  No discovery has been taken.  Trial is set for June 16, 2014.  Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. We intend to contest this action vigorously.
In re A2P SMS Antitrust Litigation
On June 14, 2012, Air2Web, Inc., was named as a defendant in a consolidated class action complaint filed in the United States District Court for the Southern District of New York on behalf of a purported class of lessees of common short codes used in application-to-person SMS messaging. In re A2P SMS Antitrust Litigation, Case No. 12-cv-2656 (AJN). The plaintiffs allege that the defendants, which include all major U.S. wireless carriers, CTIA - The Wireless Association®, WMC Global, Inc., and certain aggregators (including Air2Web) violated federal antitrust law by conspiring to reduce competition and fix prices in, and conspiring to monopolize, the market for application-to-person SMS transmission in the United States. The plaintiffs seek injunctive relief and treble damages, in an undisclosed amount, jointly and severally from all defendants for injuries allegedly sustained from April 5, 2008, until the present. Because this action is in its very early stages, and due to the inherent uncertainties surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome at this time.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

14. Share-Based Compensation
Equity Incentive Plans
We grant deferred share awards to our employees as part of our compensation package. We also grant share options to some of our employees and consultants in addition to deferred share awards. Our deferred share awards typically vest over four years at the rate of 25% per year on the anniversary of the date of grant; however, our deferred share awards granted to our non-executive directors and a portion of the deferred share awards granted to our executive officers, vest over one year in equal monthly tranches. In March 2012, we issued fully vested deferred share awards to employees as discretionary bonuses in lieu of payment of cash bonuses. Shares are only issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award.
All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our options typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although from time to time we issue share options with shorter vesting terms.
All awards under our equity incentive plans are in ordinary shares. The maximum number of shares over which awards may be made on any day shall not exceed 15% of our outstanding ordinary share capital less such number of outstanding unvested deferred shares or unexercised share options awarded during the prior three years.
Deferred Share Awards
Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	2,005,445	$0.08
Share awards granted (1)	3,219,714	$0.08	$9.98		$32,127
Forfeited	(482,596)	$0.08
Vested deferred share awards	(941,800)	$0.08			$8,868
Outstanding as of September 30, 2012	3,800,763	$0.08		1.75	$31,508

(1) Share awards granted during the nine months ended September 30, 2012 include 0.9 million shares awarded as employee discretionary bonuses.
For deferred share awards, the fair value on the date of grant approximates market value (intrinsic value) as the exercise price equals the nominal (par) value of £0.05 (remeasured into US Dollars on grant date) per ordinary share.
Share Options
Details of share option activity are as follows:

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	4,682,697	$7.17
Share options granted	1,256,823	$10.33	$5.73
Forfeited share options	(443,437)	$8.74
Exercised options	(387,590)	$3.43			$2,657
Outstanding as of September 30, 2012	5,108,493	$8.10		8.20	$8,398

During the nine months ended September 30, 2012, there were 2,756 share options granted to non-employees of Velti. A total of 25,500 options held by non-employees are included in the table above. The fair value of these options is remeasured at each

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

reporting date utilizing the share price at that time. We settle share option exercises by issuing new ordinary shares.
The aggregate estimated grant date fair value for options granted to employees was $0.2 million and $1.1 million during the three months ended September 30, 2012 and 2011, respectively. The aggregate estimated grant date fair value for options granted to employees was $7.2 million and $9.4 million during the nine months ended September 30, 2012 and 2011, respectively
The following table summarizes information regarding our outstanding and exercisable share options as of September 30, 2012:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $3.14	148,654	$2.68	3.3	101,882	$2.72
$4.95	2,019,310	$4.95	7.6	1,103,364	$4.95
$6.26 - $9.45	1,040,841	$8.13	8.7	232,750	$9.01
$9.46 - $11.95	940,418	$10.76	9.1	12,961	$9.48
$12.10 - $15.46	873,741	$12.50	8.2	217,242	$12.45
$15.58 - $18.47	85,529	$17.26	8.6	22,135	$17.29
	5,108,493	$8.10	8.1	1,690,334	$6.53	$8,398

The fair value of our share options was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Share Options Valuation Assumptions
Expected volatility	60%	60%	60%	60%
Expected life in years	6.01	6.25	6.21	6.25
Risk free rate	0.74%-1.02%	2.0%	0.67%-1.15%	2.0% - 2.5%
Expected dividends	—	—%	—%	—%

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history and expected future volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term. We estimated the forfeiture rate based on historical and anticipated levels of personnel turnover.
During the three and nine months ended September 30, 2012 and 2011 we recognized total share-based compensation expense under equity incentive plans as follows:

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Datacenter and direct project	$741	$601	$2,394	$2,980
General and administrative	2,512	1,342	9,142	10,218
Sales and marketing	1,870	1,127	6,218	7,022
Research and development	1,215	703	3,954	3,406
	$6,338	$3,773	$21,708	$23,626

Share-based compensation expense arising from grants to consultants and advisers was $59,000 and $(207,000) during the three months ended September 30, 2012 and 2011, respectively. Share-based compensation expense arising from grants to consultants and advisers was $191,000 and $266,000 during the nine months ended September 30, 2012 and 2011, respectively. We recognized $582,000 and $240,000 in accrued bonuses for the quarters ended June 30, and September 30, 2012 that are expected to be paid in shares following the end of the fiscal year, which amounts are not included in the above table.
There was no recognized tax benefit recorded during the three or nine months ended September 30, 2012 and 2011 related to share-based compensation expense. As of September 30, 2012, there was $19.9 million of total unrecognized compensation expense related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 1.8 years. As of September 30, 2012, there was $8.4 million of total unrecognized compensation expense related to share options expected to be recognized over a weighted-average recognition period of 1.6 years.
In March 2011, certain performance-based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $10.5 million during the nine months ended September 30, 2011.
15. Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing the income (loss) attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the three months ended September 30, 2012 and the nine months ended September 30, 2012 and 2011, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive.
The following table presents the calculation of basic and diluted income (loss) per share:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands, except per share data)
Net income (loss) attributable to Velti	$(24,717)	$598	$(51,234)	$(40,350)
Weighted average number of ordinary shares outstanding	64,684	61,595	63,472	53,914
Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	64,684	63,926	63,472	53,914
Net income (loss) per share attributable to Velti:
Basic	$(0.38)	$0.01	$(0.81)	$(0.75)
Diluted	$(0.38)	$0.01	$(0.81)	$(0.75)

16. Related Party Transactions
Transactions with Equity Method Investments

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Velti Center for Innovation S.A. Velti Center for Innovation, a wholly‑owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in our EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this program, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A., N‑Squared S.A and Digital Rum S.A. On November 14, 2012, we announced that we entered into an agreement to divest certain assets, focused on geographies and customers in Southeast and Eastern Europe, to a group led by local, non-executive management and comprising approximately 75 employees in total. These assets include VCI and its start up enterprises listed above. The divestment is expected to close in December 2012. Receivables of $2.7 million included in the tables below have also been included in Assets held-for-sale on our condensed consolidated balance sheet as of September 30, 2012.
We eliminate unrealized gains and losses on transactions between us and our equity method investments. US GAAP requires these eliminations; however where they are eliminated is based on the facts and circumstances of the transactions. We record these gains or losses as non-operating loss from equity method investments based on the nature of the transactions. This resulted in an additional gain from equity method investments of $151,000 and a net loss of $109,000 during the three months ended September 30, 2012 and 2011, respectively. During the nine months ended September 30, 2012 and 2011, the loss was $174,000 and $1.3 million, respectively.
We had the following transactions with related parties during the nine months ended September 30, 2012 and 2011.
Amplus S.A.
Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI S.A. holds 21.7% of the share capital of Amplus S.A.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Sales to Amplus S.A.	$278	$1,008	$701	$2,504
Invoiced to Amplus S.A. for services rendered	$10	$16	$42	$35
Purchases from Amplus S.A.	$23	$425	$935	$472

	September 30,	December 31,
	2012	2011
	(in thousands)
Trade receivables from Amplus S.A.	$354	$—
Accrued and other receivables from Amplus S.A.	$2,269	$2,984
Trade payables to Amplus S.A.	$136	$180

Tagem S.A.
VCI S.A. holds one‑half of the share capital of Tagem S.A.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Sales to Tagem S.A.	$38	$—	$38	$—
Invoiced to Tagem S.A. for services rendered	$9	$15	$30	$31
Purchases from Tagem S.A.	$—	$—	$—	$2,152

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

	September 30,	December 31,
	2012	2011
	(in thousands)
Trade receivables from Tagem S.A.	$12	$8
Accrued and other receivables from Tagem S.A.	$1,144	$1,155
Trade payables to Tagem S.A.	$—	$—

Digital Rum S.A.
VCI S.A holds one-half the share capital of Digital Rum S.A.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Sales to Digital Rum S.A.	$253	$507	$1,319	$1,458
Invoiced to Digital Rum S.A. for services rendered	$6	$8	$20	$18
Purchases from Digital Rum S.A.	$—	$—	$—	$3,025

	September 30,	December 31,
	2012	2011
	(in thousands)
Trade receivables from Digital Rum S.A.	$8	$507
Accrued and other receivables from Digital Rum S.A.	$4,409	$2,572
Trade payables to Digital Rum S.A.	$—	$—

N-Squared S.A.
Chris Kaskavelis, our Chief Operating Officer, is a member of the board of N‑Squared S.A. VCI S.A. holds one-half of the share capital of N-Squared S.A. We did not have any significant transactions with N-Squared during the periods presented.
Evorad S.A.
VCI S.A. holds 49% of the share capital of Evorad S.A. We had no accrued and other receivables for the period ended September 30, 2012 and $0.6 million for the period ended December 31, 2011. There were no other significant transactions with Evorad during the periods presented.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion in our MD&A contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this quarterly report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.
The forward‑looking statements included in this current report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” in our previously filed Form 20-F for the year ended December 31, 2011, including, among other things, our ability to:

•	manage acquisitions or investments, which may be unsuccessful and may divert our management's attention and consume significant resources, and achieve the anticipated benefits of our acquisitions;

•	continue to be cash flow positive and generate positive free cash flow in our operations;

•	raise additional capital if needed to grow our business, on terms acceptable to us or at all;

•	properly safeguard confidential or personal information that we may use, transmit or store, which could cause us

•	significant reputational harm and monetary damages if handled improperly;

•	manage the global nature of our business, which subjects us to additional costs and risks that can adversely affect our operating results;

•	defend ourselves against claims of infringement of the patent or other intellectual property rights of third parties and against consumer privacy class action claims;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights; and

•	comply with new and modified regulations in the jurisdictions in which we conduct business.
These risks are not exhaustive. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.
An investor in our ordinary shares should not rely upon forward‑looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward‑looking statements to reflect new information or future events or otherwise.
Overview
We are the leading global provider of mobile marketing and advertising technology and solutions that enables brands, advertising agencies, mobile operators, and media to implement highly targeted, interactive, and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform, called Velti mGage, allows our customers to use mobile and traditional media (such as television, print, radio and outdoor advertising) to target, reach, and engage consumers through mobile internet applications; convert consumers into their customers; and continue to actively manage the relationship through the mobile channel.
We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

campaign management platform in the industry. Our platform further enables brands and their global advertising agencies to plan, execute, monitor, and measure mobile marketing and advertising campaigns in real time throughout the campaign lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software and from providing managed services to our customers.
The Velti technology platform, Velti mGage, addresses all aspects of mobile marketing, from granular targeting and optimization, buying media, building a dialogue with the target audience, and converting the target audience into customers. Our platform can then track and measure the performance of the entire interaction in order to continue the dialogue and secure the consumer's loyalty.
Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time.
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands and advertising agencies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
On a trailing twelve month basis, total revenues have grown from $159.6 million for the twelve months ended September 30, 2011, to $260.0 million for the twelve months ended September 30, 2012. Our revenue for the three months ended September 30, 2012 was $62.4 million, representing a 63% increase from the three months ended September 30, 2011.
SaaS revenue increased both in absolute dollars and as a percentage of total revenue from the three months ended September 30, 2011. For the three months ended September 30, 2012, our SaaS revenue represented $48.5 million of our total revenue of $62.4 million. This is compared to $25.5 million or 67% of our total revenue of $38.2 million for the three months ended September 30, 2011. We expect that our SaaS revenue will continue to increase in absolute dollars as our customers continue to seek more flexible pricing models that better address their marketing and advertising needs, and we are therefore able to derive increased transaction-based and performance-based SaaS revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Components of Results of Operations
Revenue
We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of functionality deployed by the customer on our technology platform. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.
We generate revenue as follows:

▪
Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and incremental fees from customers who utilize our software solutions to measure the progress of their "transaction-based" mobile marketing and advertising campaigns, generally referred to as "performance-based" services.

SaaS revenue generated from our performance-based services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider performance-based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance-based arrangements are typically invoiced either monthly or upon campaign completion.

▪
License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual or term based license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

▪	Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.
The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns. We may also charge fees to procure third-party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.
Certain arrangements entered into by the company are revenue sharing arrangements. As a result, the company completes an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principal, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principal Agent Consideration. When we are a principal in a transaction, we include all amounts paid on behalf of our customers in both revenue and costs.
Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.
Costs and Expenses
We classify our costs and expenses into seven categories: third‑party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, and depreciation and amortization. We charge share‑based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility‑related and other common expenses such as rent, office and information technology to functional areas based on headcount.
Third‑Party Costs. Our third-party costs are fees paid to third parties to secure advertising space or content, or to obtain media

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

inventory for the placement of advertising and media messaging services, primarily in connection with mGage Exchange, as well as fees paid to third parties for services in connection with the creation and execution of marketing and advertising campaigns. Third-party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives and promotions provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third-party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel, and primarily relate to our SaaS revenue.
Datacenter and Direct Project Costs. Datacenter and direct project costs consist of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to specific campaigns as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts.
General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional general and administrative expenses include consulting and professional fees and other corporate and travel expenses.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will increase in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations.
Research and Development. Research and development expenses consist primarily of personnel-related expenses including payroll expenses, share-based compensation and engineering costs related principally to the design of our new products and services.
Depreciation and Amortization. Depreciation and amortization expenses primarily consist of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.
Acquisition Related and Other Charges. Acquisition related and other charges consist primarily of changes in the fair value of contingent payments for acquisitions, other acquisition related charges and impairment charges related to our intangible assets.
Interest Expense
Interest expense, net includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 11 to notes to the condensed consolidated financial statements.
Gain (Loss) from Foreign Currency Transactions
Gain (Loss) from foreign currency transactions are a result of realized and unrealized gains and losses from transactions denominated in currencies other than the functional currency of the respective subsidiary, as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other than the functional currency into the functional currency on each balance sheet date.
Gain (Loss) from Equity Method Investments
Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the condensed consolidated statement of operations and comprehensive loss. For a discussion of our equity method investments see Note 10 to notes to the condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Tax Expense
We are subject to tax in jurisdictions or countries in which we conduct business. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.
Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carryforwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to realize our net deferred tax assets in the future. Our judgments regarding future profitability may change due to future market conditions, changes in tax laws and other factors.
Geographic Concentration
We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
Revenue:	2012		2011		2012		2011
	(in thousands, except percentages)
Europe:
United Kingdom	$17,144	27%	$5,288	14%	$46,770	27%	$16,969	17%
All other European countries	22,800	37%	18,733	49%	56,856	33%	46,098	45%
Total Europe	39,944	64%	24,021	63%	103,626	60%	63,067	62%
Americas	16,236	26%	8,986	23%	46,295	27%	24,499	24%
Asia/Africa	6,213	10%	5,181	14%	22,956	13%	14,530	14%
Total revenue	$62,393	100%	$38,188	100%	$172,877	100%	$102,096	100%

We expect to continue to increase the amount of revenue that we generate from customers located outside of Europe and anticipate that our geographic revenue concentration in all other European countries as a whole will decrease as a percentage of our total revenue. See Note 3 to notes to the condensed consolidated financial statements for a discussion of the geographic concentration of our revenue.
Customer Concentration
No customers accounted for 10% or more of our revenues for the three or nine months ended September 30, 2012 and 2011.
Critical Accounting Policies and Significant Judgments and Estimates
Our condensed consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. The preparation of our condensed consolidated financial statements requires us to make assumptions, judgments and estimates that have an impact on amounts reported in our condensed consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our significant accounting policies are described in Note 2 to this interim report, “Basis of Presentation and Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements in our 2011 Form 20-F. In addition, we highlighted those policies that involve a higher degree of judgment and complexity with further discussion of these judgmental areas in Item 5, “Operating and Financial Review and Prospects” in the 2011 Form 20-F. We believe these policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Updates on the relevant periodic financial disclosures related to these policies are provided below.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Revenue Recognition
We derive our revenue from three sources:

▪
Software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage-based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction-based mobile marketing and advertising campaigns, generally referred to as “performance-based” services;

▪
License and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
Managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue generated from our usage-based services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our performance-based services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance-based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance-based arrangements are typically invoiced either monthly or upon campaigns completion, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual or term based license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses are recognized over the related term. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Certain arrangements entered into by us are revenue sharing arrangements. As a result we completed an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle or recorded net of third party costs with us performing as an agent as required by ASC 605-45 Principle Agent Consideration.
We present revenue net of tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Valuation of Long-lived and Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized.
Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill. There have been no indicators of impairment during the three months ended September 30, 2012.
Fair Value Measurements
We report our financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The Company established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1. Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2. Include other inputs that are directly or indirectly observable in the marketplace.
Level 3. Unobservable inputs which are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, notes receivable, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of September 30, 2012 and December 31, 2011, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of September 30, 2012 and December 31, 2011 approximates its fair value. As of September 30, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 7 of our notes to consolidated financial statements for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. We agreed to fix the contingent consideration for MIG at $26.0 million, as such we determined that it no longer requires unobservable inputs. As a result of this change, we have removed the impact of the MIG contingent consideration from the Level 3 table below.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Fair Value
(in thousands)
Balance as of December 31, 2011	$16,271
Change in fair value of contingent payment liabilities related to MIG	9,603
Additions to contingent payment liabilities related to CASEE	6,360
Foreign exchange differences	112
MIG deferred consideration no longer measured at fair value	(26,000)
Balance as of September 30, 2012	$6,346

Other Financial Information
We present certain non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net loss	$(1,796)	$(1,073)	$(3,872)	$(8,307)
Adjusted EBITDA	$6,705	$5,633	$17,490	$9,999

Adjusted net loss per share - basic	$(0.03)	$(0.02)	$(0.06)	$(0.15)
Adjusted net loss per share - diluted	$(0.03)	$(0.02)	$(0.06)	$(0.15)

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, loss on assets held-for-sale and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income (expense).
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Basic and diluted adjusted income (loss) per share is adjusted net income (loss) divided by basic and diluted shares outstanding, respectively.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

company to company and impair comparability.
 We use these non-GAAP financial measures:

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
The following is an unaudited reconciliation of adjusted EBITDA to net loss before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss before non-controlling interest	$(24,740)	$623	$(51,300)	$(40,425)
Adjustments:
Foreign exchange gains	(3,210)	(8,777)	(2,136)	(6,974)
Non-cash share based compensation(1)	6,578	3,773	22,530	23,626
Non-recurring and acquisition-related expenses(2)	7,384	2,404	8,916	11,681
Loss from equity method investments(3)	(151)	109	551	1,398
Loss on assets held for sale	9,626	—	9,626	—
Depreciation and amortization - acquisition related	2,717	795	7,941	2,387
Adjusted net loss	$(1,796)	$(1,073)	$(3,872)	$(8,307)
Loss (gain) from equity method investments - other	2,174	(371)	2,628	(1,015)
Depreciation and amortization - other	5,990	4,993	16,057	11,263
Income tax expense	46	482	1,186	3,440
Interest expense, net	257	1,482	1,416	4,584
Other expense	34	120	75	34
Adjusted EBITDA	$6,705	$5,633	$17,490	$9,999

Adjusted net loss per share - basic	$(0.03)	$(0.02)	$(0.06)	$(0.15)

Adjusted net loss per share - diluted	$(0.03)	$(0.02)	$(0.06)	$(0.15)

Basic shares	64,684	61,595	63,472	53,914

Diluted shares	64,684	61,595	63,472	53,914

(1) The quarters ended June 30, 2012 and September 30, 2012 include accrued annual bonuses of $240,000 and $582,000 respectively that are expected to be paid in stock. The nine months ended September 30, 2011 includes additional compensation expense of approximately $10.5 million. This relates to certain performance based deferred share awards granted to employees in 2009 that were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. Share based expenses were included in the condensed consolidated statements of operations for the three and nine months ended September 30, 2012 and 2011.
(2) Non-recurring and acquisition-related expenses in 2012 resulted primarily from re-measurement of contingent consideration for our Mobile

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Interactive Group acquisition including locking of the contingent consideration and for acquisition related expenses for completed acquisitions. These expenses were offset by a first quarter gain on re-measurement of our pre-acquisition ownership interest in CASEE to fair value. Non-recurring and acquisition-related expenses in 2011 included acquisition related expenses related to our acquisition of Mobclix, interest expense to recognize the remaining discount upon repayment of certain loan facilities, interest expense related to a lender fee in connection with our US initial public offering, and other non-recurring items offset by the reversal of a one time tax liability related to pre US public offering performance share awards that were released to employees in 2010.
(3) Profit and loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.
Share based compensation expenses were included in the condensed consolidated statements of operations and comprehensive loss as follows:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2012	2011	2012	2011
	(in thousands)
Datacenter and direct project	$741	$601	$2,394	$2,980
General and administrative	2,512	1,342	9,142	10,218
Sales and marketing	1,870	1,127	6,218	7,022
Research and development	1,215	703	3,954	3,406
	$6,338	$3,773	$21,708	$23,626

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Operating Results
Comparison of the three and nine months ended September 30, 2012 and 2011
The following table sets forth our condensed consolidated results of operations for the three and nine months ended September 30, 2012 and 2011:

	For the Three Months Ended September 30,				For the Nine Months Ended September 30,
	2012	2011	$ Change	% Change	2012	2011	$ Change	% Change
	(unaudited)
Revenue:	(in thousands)
Software as a service (SaaS) revenue	$48,540	$25,545	$22,995	90%	$144,254	$76,374	$67,880	89%
License and software revenue	5,229	10,091	(4,862)	(48)%	9,632	16,959	(7,327)	(43)%
Managed services revenue	8,624	2,552	6,072	238%	18,991	8,763	10,228	117%
Total revenue	62,393	38,188	24,205	63%	172,877	102,096	70,781	69%
Cost and expenses:
Third-party costs	22,701	13,746	8,955	65%	60,542	35,096	25,446	73%
Datacenter and direct project costs	6,894	4,127	2,767	67%	22,371	12,218	10,153	83%
General and administrative expenses	15,516	10,260	5,256	51%	46,788	34,137	12,651	37%
Sales and marketing expenses	13,193	7,785	5,408	69%	38,466	27,364	11,102	41%
Research and development expenses	5,724	2,814	2,910	103%	14,744	9,207	5,537	60%
Acquisition related charges	5,622	—	5,622	N/M	9,950	7,603	2,347	31%
Loss on assets held for sale	9,626	—	9,626	N/M	9,626	—	9,626	N/M
Depreciation and amortization	8,707	5,788	2,919	50%	23,998	13,650	10,348	76%
Total cost and expenses	87,983	44,520	43,463	98%	226,485	139,275	87,210	63%
Loss from operations	(25,590)	(6,332)	(19,258)	304%	(53,608)	(37,179)	(16,429)	44%
Interest expense, net	(257)	(1,482)	1,225	(83)%	(1,416)	(6,363)	4,947	(78)%
Gain from foreign currency transactions	3,210	8,777	(5,567)	(63)%	2,136	6,974	(4,838)	(69)%
Other income (expense)	(34)	(120)	86	(72)%	5,953	(34)	5,987	(17,609)%
Income (loss) before income taxes, equity method investments and non-controlling interest	(22,671)	843	(23,514)	(2,789)%	(46,935)	(36,602)	(10,333)	28%
Income (loss) tax expense	(46)	(482)	436	(90)%	(1,186)	(3,440)	2,254	(66)%
Income (loss) from equity method investments	(2,023)	262	(2,285)	(872)%	(3,179)	(383)	(2,796)	730%
Net income (loss)	(24,740)	623	(25,363)	(4,071)%	(51,300)	(40,425)	(10,875)	27%
Net income (loss) attributable to non-controlling interest	(23)	25	(48)	(192)%	(66)	(75)	9	(12)%
Net income (loss) attributable to Velti	$(24,717)	$598	$(25,315)	(4,233)%	$(51,234)	$(40,350)	$(10,884)	27%

*N/M= Not Meaningful
Revenue

			Variance				Variance
	For the Three Months Ended September 30,		2012 vs 2011		For the Nine Months Ended September 30,		2012 vs 2011
	2012	2011	$	%	2012	2011	$	%
	(in thousands, except percentages)
Software as a service (SaaS) revenue	$48,540	$25,545	$22,995	90%	$144,254	$76,374	$67,880	89%
License and software revenue	5,229	10,091	(4,862)	(48)%	9,632	16,959	(7,327)	(43)%
Managed services revenue	8,624	2,552	6,072	238%	18,991	8,763	10,228	117%
Total revenue	$62,393	$38,188	$24,205	63%	$172,877	$102,096	$70,781	69%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Total revenue for the three months ended September 30, 2012 increased by $24.2 million, or 63%, compared to the same period in 2011. The increase was primarily the result of growth in SaaS revenue of $23.0 million; of which $13.8 million was from revenue generated by our recent acquisitions (MIG, Air2Web, and CASEE), including revenue generated through these entities of sales of Velti products, and $9.2 million from both new and existing customers. License revenue decreased by $4.9 million for the three months ended September 30, 2012 as a result of customer accounts terminating which more than offset new licenses sales during the period. Managed services revenue increased by $6.1 million compared to the same quarter a year ago. The increase was due to $5.9 million of organic growth and $0.2 million from acquisitions.
Total revenue for the nine months ended September 30, 2012 increased by $70.8 million, or 69%, compared to the same period in 2011. The increase was primarily the result of growth in SaaS revenue of $67.9 million; of which $43.3 million was from revenue generated by our recent acquisitions (MIG, Air2Web, and CASEE), including revenue generated through these entities of sales of Velti products, and $24.5 million was from new and existing customers License revenue decreased by $7.3 million for the nine months ended September 30, 2012 as a result of customer accounts terminating which were partially offset by new licenses within one of our recently acquired companies. Managed services revenue increased by $10.2 million or 117% compared to the same period a year ago. The increase was due to $9.9 million in organic growth partially offset by campaigns terminating and $0.3 million from acquisitions.
Operating Costs and Expenses

			Variance				Variance
	For the Three Months Ended September 30,		2012 vs 2011		For the Nine Months Ended September 30,		2012 vs 2011
	2012	2011	$	%	2012	2011	$	%
	(in thousands, except percentages)
Third-party costs	$22,701	$13,746	$8,955	65%	$60,542	$35,096	$25,446	73%
Datacenter and direct project costs	6,894	4,127	2,767	67%	22,371	12,218	10,153	83%
General and administrative expenses	15,516	10,260	5,256	51%	46,788	34,137	12,651	37%
Sales and marketing expenses	13,193	7,785	5,408	69%	38,466	27,364	11,102	41%
Research and development expenses	5,724	2,814	2,910	103%	14,744	9,207	5,537	60%
Acquisition related and other charges	5,622	—	5,622	N/M	9,950	7,603	2,347	31%
Expected loss on assets held for sale	9,626	—	9,626	N/M	9,626	—	9,626	N/M
Depreciation and amortization	8,707	5,788	2,919	50%	23,998	13,650	10,348	76%
Total cost and expenses	$87,983	$44,520	$43,463	98%	$226,485	$139,275	$87,210	63%

*N/M= Not Meaningful
Third‑Party Costs
Third-party costs for the three months ended September 30, 2012 increased by $9.0 million, or 65%, compared to the same period in 2011. This increase was primarily due to $5.0 million in costs related to acquired companies including costs associated with the sale of Velti products through these acquired entities, and $4.0 million increase associated with organic growth as a result of our increase in revenues. For the nine months ended September 30, 2012 third-party costs increased by $25.4 million, or 73%, compared to the same period in 2011. This increase was primarily due to $13.5 million in costs related to acquired companies including costs associated with the sale of Velti products through these acquired entities and $11.9 million associated with organic growth as a result of our increase in revenues.
Datacenter and Direct Project Costs
Datacenter and direct project costs for the three months ended September 30, 2012 increased by $2.8 million, or 67%, compared to the same period in 2011. This increase was primarily due to $2.3 million in costs related to acquired companies, a $0.1 million increase in share-based compensation expense and $0.4 million across various other expenses.
For the nine months ended September 30, 2012 datacenter and direct project costs increased by $10.2 million, or 83%, compared to the same period in 2011. This increase was primarily due to $8.5 million in costs related to acquired companies, a $2.3 million increase associated with increased headcount for delivery and hosting expenses to support growth in our business. These increases were partially offset by a $0.6 million decrease in share‑based compensation expense,
General and Administrative Expenses

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

General and administrative expenses for the three months ended September 30, 2012 increased by $5.3 million, or 51%, compared to the same period in 2011. This increase was primarily due to $1.9 million in costs related to acquired companies, a $1.2 million increase in share‑based compensation expense as a result of increased grants when compared to 2011 and the remaining $2.2 million associated with increased headcount and facilities related expenses to support growth in our business.
For the nine months ended September 30, 2012 general administrative increased by $12.7 million, or 37%, compared to the same period in 2011. This increase was primarily due to $6.3 million in costs related to acquired companies, $1.2 million of compensatory bonuses associated with our acquisitions, $5.1 million in labor and related expenses to support our growth primarily in North America with the remaining $1.0 million balance being made up of smaller amounts across varied expense categories. These increases were partially offset by a $0.9 million decrease in share‑based compensation expense.
Sales and Marketing Expenses
Sales and marketing expenses for the three months ended September 30, 2012 increased by $5.4 million, or 69%, compared to the same period in 2011. This increase was primarily due to $3.4 million in costs related to acquired companies, $1.3 million associated with building out our marketing team to support our growth and a $0.7 million increase in share‑based compensation expense.
For the nine months ended September 30, 2012 sales and marketing expenses increased by $11.1 million, or 41%, compared to the same period in 2011. This increase was primarily due to $8.8 million related to acquired companies and approximately $3.1 million in increased employee‑related expenses due to an increase in headcount as well as increased use of contractors to support growth in our business. These increases were partially offset by a $0.8 million decrease in share‑based compensation expense.
Research and Development Expenses
Research and development expenses for the three months ended September 30, 2012 increased by $2.9 million, or 103%, compared to the same period in 2011. This increase was primarily due to $1.7 million in costs related to acquired companies, a $0.5 million increase related to increased headcount to support our product group, a $0.5 million increase in share‑based compensation expense with the balance spread across various expense categories.
For the nine months ended September 30, 2012 research and development costs increased by $5.5 million, or 60%, compared to the same period in 2011. This increase was primarily due to $4.2 million related to acquired companies, a $0.5 million increase in stock-based compensation and the remaining $0.8 million increase made up of a number of smaller net increases including the result of capitalizing fewer software development projects.
Acquisition‑Related Charges
Acquisition-related charges for the three months ended September 30, 2012 were $5.6 million, with none recorded in 2011. The increase was associated with our entering into an agreement in August 2012 to amend the terms of the contingent consideration for MIG which resulted in a charge of approximately $5.3 million during the third quarter of 2012. We also recorded a charge of $0.3 million related to a reduction in force in our as a result of restructuring the MIG group. For the nine months ended September 30, 2012 and 2011 acquisition-related charges were $10.0 million and $7.6 million, respectively, primarily related to changes in the fair value of contingent payments for our recent acquisitions.
Loss on Assets Held-for-Sale
On November 14, 2012, we entered into an agreement to divest certain assets, focused on geographies and customers in Southeast and Eastern Europe, to a group led by local, non-executive management of the Company.  At September 30, 2012 we measured the assets held-for-sale at fair value less costs to sell, and recorded a write-down and costs to sell on the assets held-for-sale of approximately $9.6 million.  This amount represents the excess of the aggregate carrying amount of such assets over the aggregate of their fair value less estimated costs to sell.
Depreciation and Amortization
Depreciation and amortization expenses for the three and nine months ended September 30, 2012 increased by $2.9 million, or 50%, and $10.3 million, or 76% respectively, as compared to the same period in 2011. These increases were the result of higher acquired intangible assets as a result of acquisitions of MIG, Air2Web and Casee over the past twelve months increases in software and other asset purchases as well as leasehold improvements related to new facilities leases.
Other Income and Expense

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

	For the Three Months Ended September 30,		Variance		For the Nine Months Ended September 30,		Variance
			2012 vs 2011				2012 vs 2011
	2012	2011	$	%	2012	2011	$	%
	(in thousands, except percentages)
Interest expense, net	$(257)	$(1,482)	$1,225	83%	$(1,416)	$(6,363)	$4,947	78%
Gain from foreign currency transactions	3,210	8,777	(5,567)	63%	2,136	6,974	(4,838)	69%
Other income (expenses)	(34)	(120)	86	(72)%	5,953	(34)	5,987	17,609%
Income tax expense	(46)	(482)	436	90%	(1,186)	(3,440)	2,254	66%
Loss from equity method investments	(2,023)	262	(2,285)	(872)%	(3,179)	(383)	(2,796)	(730)%

Interest Expense, net
Interest expense, net for the three and nine months ended September 30, 2012 decreased by $1.2 million, or 83% and $4.9 million, or 78%, compared to the same period in 2011. The decrease was the result of repaying the majority of our outstanding debt towards the end of the first quarter of 2011 and accretion of deferred consideration from one of our newly acquired entities. Interest income was minimal for each of the periods resulting in no material period over period change.
Gain from Foreign Currency Transactions
Gain from foreign currency transactions, a non-cash item, decreased for the three and nine months ended September 30, 2012 by $5.6 million or 63% and $4.8 million or 69% respectively,compared to the same period in 2011. The reduction in 2012 was primarily due to a decline in gains from foreign currency adjustments on smaller cash balances as compared to the balances maintained in 2011, which were the result of our initial public offering. In 2011, the gain was the result of foreign exchange translation adjustments on cash balances denominated in currencies other than the functional currency, primarily due to changes in the Euro and British pound sterling against the US Dollar.
Other Income (Expense)
Other income (expense) for the three months ended September 30, 2012 was relatively immaterial; for the nine months ended September 30, 2012. We realized a $5.9 million gain related primarily to marking Velti's 33% investment in CASEE to fair value as we were required to re-measure this investment as a result of our purchase of the remaining 67% of CASEE during the first quarter of 2012.
Income Tax Expense
We recorded income tax expense of $46,000 on a worldwide pre-tax loss of $24.7 million for the three months ended September 30, 2012 compared to income tax expense of $482,000 on a worldwide pre-tax income of $1.1 million for the same period in 2011 and income tax expense of $1.2 million on a worldwide pre-tax loss of $50.1 million for the nine months ended September 30, 2012 compared to income tax expense of $3.4 million on a worldwide pre-tax loss of $37.0 million for the same period in 2011.
Loss from Equity Method Investments
Our share of loss for equity method investments for the three months ended September 30, 2012 was $2.0 million compared to a gain from equity method investments of $0.3 million for the same period in 2011. This change was primarily due to charges recorded in the three months ended September 30, 2012 as certain investees recorded losses from unprofitable projects and recorded asset write-downs.
During the nine months ended September 30, 2012 our share of loss from equity method investments was $3.2 million compared to a loss from equity method investments of $0.4 million for the same period in 2011. This change was primarily due to charges recorded in the nine months ended September 30, 2012 as certain investees recorded losses from unprofitable projects and recorded asset write-downs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Liquidity and Capital Resources
Since our inception we have financed our operations and acquisitions primarily through the public offerings, borrowings under our bank credit facilities and cash generated from our operations. As of September 30, 2012, we had $29.5 million in cash and cash equivalents.
As of September 30, 2012, we had $15.5 million in outstanding debt. The effective interest rates to finance our borrowings as of September 30, 2012 ranged from 2.7% to 15.25%.
During the third quarter of 2012 we entered into a new credit facility that contains a number of customary negative and affirmative covenants, including covenants that limit our ability to place liens on our assets, incur additional debt, make investments, enter into acquisitions, merge or consolidate, dispose of assets, pay dividends or make other restricted payments, all subject to certain exceptions. There are also several financial covenants that we are required to maintain, which includes a minimum fixed charge coverage ratio of 1.50 to 1.00, a maximum total leverage ratio of 2.50 to 1.00, a minimum liquidity ratio of 1.25 to 1.00, a minimum asset coverage ratio of 1.50 to 1.00, and a performance to plan test with respect to Consolidated Revenue and Consolidated Adjusted EBITDA. Our ability to use the Facility may be suspended and repayment of any outstanding balances may be required if we are unable to comply with these requirement in the future, or obtain a waiver of these covenants from the bank (Note 11).
The Bank approved the amendment of the Facility allowing us to complete the divestment of assets, as well as to allow us to increase the permitted software capital expenditures during 2012. In addition, the Bank approved a waiver of our performance to plan test with respect to Consolidated Adjusted EBITDA as of September 30, 2012, and accepted a revised plan for the 4th quarter that included the effect of the divested assets on our Consolidated Adjusted EBITDA
As of September 30, 2012 our current assets exceeded our current liabilities by $123.1 million. Based on our current business plan, we believe that our existing cash balances and any cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.
If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we will draw on our revolving credit facility with HSBC and/or seek to sell additional shares or arrange other debt financing. Further, we may seek to sell additional ordinary shares or arrange for additional debt financing, to the extent it is available, in order to provide us financial flexibility to pursue acquisition or investment opportunities that may arise in the future.

	For the Nine Months Ended September 30,
	2012	2011
	(in thousands)
Cash generated from (used in):
Operating activities	$4,196	$(55,687)
Investing activities	(57,648)	(32,382)
Financing activities	5,101	210,977
Effect of exchange rate fluctuations	2,083	127
Increase (decrease) in cash and cash equivalents	$(46,268)	$123,035

Operating Activities. Net cash generated by operating activities during the nine months ended September 30, 2012 was $4.2 million, compared to net cash used in operating activities of $55.7 million during the nine months ended September 30, 2011. The improvement in cash generated by operating activities is attributable to increased accounts payable and lower prepaid balances related to cash management initiatives as of September 30, 2012 partially offset by the impact of a 54% increase in trade receivables. Much of our business is in emerging markets where payment terms on amounts due to us may be longer than on our contracts with customers in other markets.
Comprehensive DSOs based on trailing 12 months' revenue were:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Comprehensive DSO (1)
As of September 30, 2012	242
As of December 31, 2011	261

(1)
Comprehensive DSO is calculated as follows: comprehensive receivables (consisting of trade receivables, accrued contract receivables, notes receivable and factoring receivables, with reduction for agreements where we recognize revenue net of third party costs) divided by trailing twelve month revenue (which includes estimated revenue of acquired companies as though they had been consolidated for the entire twelve month period) multiplied by 360 days. Comprehensive DSO for September 30, 2012 is calculated excluding the impact of increased receivables as a result of terminating our factoring arrangements. Comprehensive DSO for September 30, 2012 is 248 when the effects of factoring are included. As of September 30, 2012, we no longer had any factoring arrangements.

Investing Activities. Net cash used in investing activities during the nine months ended September 30, 2012 was $57.6 million compared to $32.4 million during the nine months ended September 30, 2011. This increase was primarily due to investment in software development and purchased software to support the continued development of our solutions and property and the purchase of equipment and improvements to support the build out of our new facility in San Francisco, both of which were capitalized.
Financing Activities. Net cash generated from financing activities during the nine months ended September 30, 2012 was $5.1 million compared $211.0 million during the nine months ended September 30, 2011. The cash generated from financing activities for the nine months ended September 30, 2012 related to $15.3 million draw against our facility with HSBC, for the repayment of $7.3 million in debt to Black Sea Trade and Development Bank, $5.1 million to purchase previously factored receivables, and $2.9 million to support our working capital needs. We also benefited from $1.3 million in proceeds from issuance of ordinary shares. Cash generated from financing activities for the nine months ended September 30, 2011 was primarily due to the proceeds from our January and June U.S. public offering, offset by repayment of $63.7 million of outstanding borrowings.
Although we have an overall accumulated deficit of $86.0 million, we have unremitted positive earnings in certain jurisdictions of approximately $84.4 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on the ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.  In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims
We have periodically received letters on behalf of customers notifying us that such customers had received letters from a third party which alleging that certain of our customer's applications using our technology infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them against any damages incurred relating to these matters as the claims allegedly relate to products or services that we provide to the customers. We are currently investigating the related issues.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix, and the result of a Multi-District Litigation consolidation of numerous class actions filed in state and federal courts throughout the United States. The action alleges that the defendants, through the

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.
The defendants responded to the complaint via a successful pleading challenge. See In re iPhone Application Litig., 2011 WL 4403963 (N.D. Cal. Sept. 30, 2011) (Order Granting Defendants' Motions to Dismiss for Lack of Article III Standing Without Prejudice).  In their amended complaint, the plaintiffs dropped several of the entities named as defendants in the initial consolidated complaint, including Mobclix, ostensibly to better their chances of surviving a second pleading challenge.   The remaining defendants responded via a successful pleading challenge, resulting in an order dismissing the remaining non-Apple defendants with prejudice and dismissing all but two claims against Apple with prejudice. See In re iPhone Application Litig., --- F.Supp.2d ----, 2012 WL 2126351 (N.D. Cal. June 12, 2012) (Order Granting in Part and Denying in Part Defendants' Motions to Dismiss).
Defendant TrafficMarketplace.com demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action. TrafficMarketplace.com and Mobclix have agreed to dismiss this demand in return for a reduction in the amount that TrafficMarketplace will pay Velti on outstanding invoices for services provided by Velti.
Mobclix was named as a defendant in a similar litigation regarding Google devices, but within several months was dismissed from that action without prejudice.
Damasco v. Velti
On May 15, 2012, an individual named Jerome Damasco named Velti USA, Inc. and Velti North America, Inc. as defendants in a nationwide class action in the United States District Court for the Northern District of California (case no. 3:11-cv-05353-RS) alleging that the defendants distributed unauthorized SMS messages in violation of the federal Telephone Consumer Protection Act, 47 U.S.C. section 227. The action is brought on behalf of “all persons in the United States and its Territories who received one or more unauthorized text message advertisements by or on behalf of any Defendants,” and seeks actual and statutory damages, an injunction requiring the defendants to “cease all wireless spam activities,” and attorneys' fees and costs. On June 6, 2012, Velti USA, Inc. and Velti North America, Inc. filed a motion to dismiss the action. Several days before the motion was scheduled to be heard, August 9, 2012, the court issued an order stating that it would rule on the parties' papers without oral argument. On August 20, 2012, plaintiffs filed a voluntary dismissal without prejudice, dismissing the case in its entirety without prejudice.
Patent Litigation
On March 9, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme.  On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint.  On May 18, 2012, in response to the motion, Augme filed an opposition and also filed a First Amended Complaint.  The Company responded to the First Amended Complaint (and asserted counterclaims of noninfringement and invalidity) on June 4, 2012.  No discovery has been taken.  Trial is set for June 16, 2014.  Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. We intend to contest this action vigorously.
In re A2P SMS Antitrust Litigation
On June 14, 2012, Air2Web, Inc., was named as a defendant in a consolidated class action complaint filed in the United States District Court for the Southern District of New York on behalf of a purported class of lessees of common short codes used in application-to-person SMS messaging. In re A2P SMS Antitrust Litigation, Case No. 12-cv-2656 (AJN). The plaintiffs allege that the defendants, which include all major U.S. wireless carriers, CTIA - The Wireless Association®, WMC Global, Inc., and certain aggregators (including Air2Web) violated federal antitrust law by conspiring to reduce competition and fix prices in, and conspiring to monopolize, the market for application-to-person SMS transmission in the United States. The plaintiffs seek injunctive relief and treble damages, in an undisclosed amount, jointly and severally from all defendants for injuries allegedly sustained from April 5, 2008, until the present. Because this action is in its very early stages, and due to the inherent uncertainties surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome at this time.
Quantitative and Qualitative Disclosures about Market Risk

We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.
Foreign Currency Risk
Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of September 30, 2012, we had operations in Europe, including Greece, the U.K., Bulgaria Russia and the Ukraine, the U.S., Turkey, Dubai, Brazil, Chile, China and India. Our reporting currency is the U.S. dollar, although the functional currencies of our subsidiaries include the U.S. dollar, euro, British pound sterling, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and Chinese yuan. Personnel and facilities-related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar, euro, or British pound sterling. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies against the U.S. dollar or the euro. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.
For the three and nine months ended September 30, 2012, approximately 48% and 40%, respectively of our revenue was payable in euros. This is compared to 60% for the year ended December 31, 2011. We expect the concentration of euro denominated revenue to continue to decrease compared to historical levels as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.
We have not entered into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure shareholders that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.
Interest Rate Risk
As of September 30, 2012, we had cash and cash equivalents of $29.5 million. These amounts are held primarily in cash with small non material amounts in money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds we do not believe a 10% change in interest rates would have a significant impact on our operating results, future earnings, or liquidity.
We are exposed to interest rate risk related to our short term financing and long term debt, which are primarily denominated in dollars and euros with floating interest rates that are linked to Libor rate plus a spread ranging from 2.25% to 2.75% or an adjusted base rate plus a spread ranging from 1.25% to 1.75%. The spread is dependent upon our leverage ratio, as calculated according to the terms of the loan agreement. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. A potential increase or decrease in Libor rates by 1% would not materially impact interest expense or cash paid for interest for the remainder of 2012 based on the $15.3 million of variable rate debt outstanding as of September 30, 2012.

Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables and cash investments. The majority of our credit risk as of September 30, 2012 is attributable to trade receivables and accrued contract receivables amounting to $181.5 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk
Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.
Controls and Procedures
Evaluation of disclosure controls and procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report (the “Evaluation Date”).
In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.
Changes in Internal Controls
During the three months ended September 30, 2012, there were no significant changes to internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.